**SAM S. MAH INC.**
Chartered Accountant
#1850 – 1066 West Hastings Street, Vancouver, B.C. V6E 3X2

Tel: (604) 682-8858
Fax: (604) 688-8479
E-Mail: sam_mah@telus.net

November 23, 2007

Alberta Securities Commission
4th Floor
300-5th Avenue SW
Calgary, Alberta T2P 3C4

British Columbia Securities Commission
900-701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, B. C. V7Y 1L2

Manitoba Securities Commission
500-400 St. Mary Avenue
Winnipeg MB
R3C 4K5

Attention: Statutory Filings

Dear Sirs:

**Re: Grand Peak Capital Corp. (formerly Black Mountain Capital Corporation) (the "Company")**
**National Instrument 51-102-Continuous Disclosure Obligations**
**Notice of Change of Auditor (the "Notice")**

I have reviewed the Notice Of Change Of Auditor of the Company dated November 21, 2007 and wish to advise the above-captioned securities commissions that I have read the aforementioned Notice and, based on my knowledge at the time of the receipt of the Notice, that I agree with each of the statements contained therein that pertains to my appointment to be effective as of November 21, 2007.

Sincerely,

Sam S. Mah, C. A.

SSM/me